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                                                                   Exhibit 15(b)

                      CODE OF ETHICS FOR MARTIN CURRIE INC

1.   INTRODUCTION

     WHO DOES THE CODE APPLY TO?

     Under Rule 17j-1(a) of the United States Investment Company Act of 1940 ('the 1940 Act'), investment advisers to any registered US investment companies are required to have a Code of Ethics. The codes apply to what are termed "Access persons". Essentially this is anyone who in the course of their employment has access to information concerning the purchase or sale of securities on behalf of, or anyone who makes recommendations to, an investment company. In view of the low volume of personal dealing and due to the similarity with the Financial Services Authority (FSA) of the United Kingdom's rules on staff dealing it has been determined that all staff of the Martin Currie group (including their Related Accounts) other than the non-executive directors of Martin Currie Limited will be subject to this Code.

2.   GENERAL PRINCIPLES

     This Code of Ethics ("the Code") is based on the principle that officers, directors and employees of Martin Currie owe a fiduciary duty to Martin Currie Inc's clients. Accordingly, you must avoid activities, interests and relations that might interfere or appear to interfere with making decisions in the best interests of Martin Currie Inc's clients or otherwise take unfair advantage of your position. The specific provisions of the Code must be adhered to as well as the general principles. This Code does not attempt to identify all possible conflicts of interest and literal compliance with the specific procedures will not shield you from liability for personal trading or other conduct which violates your fiduciary duties to Martin Currie Inc's clients. In addition to this Code you are subject to the general requirement not to engage in any practice that would defraud clients. You are also subject to the FSA principles and their rules on staff dealing and inducements. The requirements of the FSA are broadly similar to those of the 1940 Act, but in the event of there being any conflict the higher standard will generally prevail. In such circumstances the Director, Head of Legal and compliance should be consulted.

     At all times you must:

     (i) Place the interests of clients first. As a fiduciary, you must avoid putting your own personal interests ahead of the interests of Martin Currie Inc's clients. You may not cause a client to take action, or not to take action, for your personal benefit rather than the benefit of the client. For example, you would violate this Code by causing a client to purchase a security you owned for the purpose of increasing the price of that security. Another example would be if you invest in a security that may be appropriate for your clients, without first considering that investment for your clients.

     (ii) Avoid taking inappropriate advantage of your position. It is imperative that you avoid any situation that might compromise, or call into question the exercise of your independent judgement. The receipt of investment opportunities, perquisites, or gifts of more than de minimis value from persons seeking business with Martin Currie Inc could call into question the exercise of your independent judgement. You may not, for example, use the knowledge of client portfolio transactions to profit by the market effect of those transactions.

     (iii) Conduct all personal securities transactions in full compliance with this Code. While Martin Currie Inc does not object to personal investment, you must not take any action which could cause even the appearance of an unfair or improper action. Accordingly, you must follow the policies set forth in this Code with respect to trading on your own or any account which, in your personal capacity, you have some control/influence over, for example, children/spouses/relatives accounts ("Related Accounts"). Doubtful situations should be resolved in favour of clients. Any questions concerning this Code should be addressed to the Director, Head of Legal and compliance. Technical compliance with the

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            Code's procedures will not automatically insulate from scrutiny any trades that indicate an abuse of fiduciary duties.

3.   PERSONAL SECURITIES TRANSACTIONS

     (i)    ANNUAL DISCLOSURE OF PERSONAL HOLDINGS

            In addition to the trade reporting requirements set out below, you must disclose on the Personal Securities Holdings Form any securities you or any Related Person holds, such disclosure must be made within 10 days of the commencement of employment, and annually thereafter as at 31st October. The Form must be returned to the Legal and compliance team. The Form does not need to include details of transactions over which you had no discretion. The Form must be returned even where you have no securities holdings.

     (ii)   DEALING BY EMPLOYEES AND ON BEHALF OF RELATED ACCOUNTS

            Prior to instructing an order for a securities transaction on behalf of your own or a Related Account, you must complete, in writing, a trade authorisation request form and submit the completed form to the appropriate Authorisation Officer. The appropriate Authorisation Officer will be a Product or Sector manager in the relevant product or sector investment team or in his/her absence the Chief Investment Officer. Trade authorisation request forms for Product and Sector managers will be pre-authorised by the Chief Investment Officer or by other Product or Sector managers within the relevant product or sector investment team. All forms will be counter-signed by the head of the Dealing and asset control team or in his/her absence the acting head of the team.

            The Authorisation Officer is responsible for reviewing the completed trade authorisation request form and they will determine whether or not to authorise the proposed securities transaction. No approvals will be granted for employee deals where there is a pending order for a client or where a transaction is currently being seriously considered or is likely to be, or has been executed within seven days unless is it is determined by the Authorisation Officer that such transaction in no way conflicts with the interests of the Client. This seven day limit cannot and is not intended to cover situations which cannot be predicted, for example, the offering of an unexpected line of stock which was not being contemplated for purchase prior to that event. The Authorisation Officer will check that the security is not on the insider list. The Authorisation Officer will in considering whether a conflict exists look at the liquidity of the issue the size of any client deals and the size of any staff deals. In the case of new issues the Authorisation Officer will need to ensure that the staff member has not been allocated shares (in the type of new issues where shares are pre-allocated) on the basis of their position at Martin Currie and that their acquiring shares would not reduce the amount of shares available for clients.

            It is unlikely that the firm will be dealing in unquoted securities for clients, but if approval for a transaction in an unquoted company is sought consideration needs to be given to the likelihood of that company becoming quoted, and if it is likely, whether the future the company may be one that we may invest in on behalf of clients. If investment staff hold shares in unquoted securities they are precluded from making any investment decision in these securities on behalf of the clients. In such circumstances any decision relating to the securities must be taken by the Chief Investment Officer. The Director, Head of Legal and compliance must be notified when such situations arise.

            The authorisation and the date and time must be completed on the trade authorisation request forms. Once the authorisation has been signed, the person can instruct a third party broking firm direct. No order for a securities transaction may be placed prior to the receipt of written authorisation of the transaction showing the date and time of the authorisation by the relevant Authorisation Officer. VERBAL APPROVALS ARE NOT PERMITTED. Staff are expected to execute deals as soon as reasonably practical following the grant of authorisation.

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            Trade authorisations are valid until the earlier of (1) the close of business on the day after the authorisation is granted or (2) your discovery that the information in the trade authorisation request form is no longer accurate. If the Authorisation Officer becomes aware of circumstances which would result in him not granting approval, he should immediately notify the member of staff who should ensure that the trade is not carried out. Should the trade have been executed by the time the Authorisation Officer contacts the member of staff, the time at which he/she was notified should be recorded on the trade authorisation request form. If the securities transaction is placed but has not been executed within seven trading days after the authorisation is granted (as, for example, in the case of a limit order), a new authorisation is required. If the employee or related persons want to amend the original order at any time, a new authorisation is required before the broker can be instructed.

            It is the responsibility of the employee whose trade has been authorised to ensure that the trade authorisation forms and copies of the contract notes are sent to the Legal and compliance team. Compliance are responsible for updating the list of holdings on the Staff Dealings Register and for checking that trade authorisations have been given for all trades executed by staff and Related Persons.

     (iii)  DISCRETIONARY ACCOUNT

            Employees are permitted to have discretionary accounts and have their investments managed on a discretionary basis with Thornhill Investment Management (Scotland) Limited or independent investment advisory firms. In such circumstances the Legal and compliance team must be notified of the existence of such accounts. A record will be maintained in the staff dealings records of the existence of the account and with which firm it is maintained. It is not necessary to obtain authorisation for transactions in discretionary accounts. If in terms of the discretionary agreement, or in practice, you participate in the investment decision making for your own or any Related Account then all trades will require to be authorised in accordance with the procedures of this code.

     (iv)   JOINT ACCOUNTS

            Investments held jointly with any other person will also be subject to the authorisation approval requirements.

     (v)    INVESTMENT CLUBS

            Membership of an investment club requires to be approved by the Legal and compliance team. It is unlikely that permission to join will be granted unless all trades are subject to the Company's trade pre-authorisation requirements.

     (vi)   TRANSACTIONS EXEMPT FROM TRADE PRE-AUTHORISATION REQUIREMENTS

            Certain transactions in an employee or Related Account do not require approval. These are as follows:-

            (a) The purchase of units in any UK authorised unit trust or the purchase of any shares in a UK open-ended investment company
                 (OEIC) including any OEIC sub-fund managed by Martin Currie Unit Trusts Limited.

            (b)  Futures or Options contracts on indices.

            (c)  Government Bonds.

            (d) UK securities issued via an open public offer, for which a general approval has been granted. These would generally include issues such as Government privatisations.

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            (e)  Corporate action transactions, any acquisition of securities through stock dividends, dividend reinvestments, stock splits, mergers consolidations or other similar corporate reorganisations or distributions generally applicable to all holders of the same class of securities (Note: If a corporate action requires an investment decision by a member of staff or Related Person, authorisation must be sought.)

            (f) Rights. Any acquisition of securities through the exercise of rights issued by an issuer pro rota to all holders of a class of its security to the extent the rights were acquired in the issue.

            There are certain securities transactions in employee and related accounts that are prohibited.

            (a). Inside information - Securities transactions by any person while in possession of material non-public information regarding the securities or the issuer of the security.

            (b) Market manipulation transactions intended to raise, lower or maintain the price of any security or to create a false appearance of active trading.

            (c) Others - Any other securities transactions deemed by the relevant pre-authorisation officer to involve a conflict of interest, possible diversion of a corporate opportunity or the appearance of impropriety. In some cases, trades may be rejected for a reason that is confidential. The relevant pre-authorisation officer is not required to give any explanation for refusing to authorise a securities transaction.

            Review and availability of information provided. All information supplied in connection with employee or Related Account transactions will be subject to review by the Director, Head of Legal and compliance and the Legal and compliance team and may form part of compliance reports. All information supplied will be available for inspection by the Securities & Exchange Commission, FSA or any other self-regulatory organisation of which Martin Currie or any of its group companies is a member and any state securities commissions.

     3.     FIDUCIARY DUTIES

            (a)  CONFIDENTIALITY

                 You may not reveal any information relating to the investment intentions, activities or portfolios of clients or securities that are being considered for purchase or sale except to those persons who need to know that information in order to carry out their duty or provide advice in relation thereto.

            (b)  GIFTS

                 Extraordinary or extravagant gifts are not permissible and must be declined or returned. Gifts of a de minimus value and customary business lunches, dinners, entertainment etc at which both you and the giver are present and promotional items (e.g. pens, mugs, umbrellas etc) may be accepted. All gifts (excluding promotional items) must be passed to the Head of the Services team along with a completed gifts form. A Hospitality form must be completed for all corporate entertainment over a value of L 100. The form must be passed to the Legal and compliance team who will record it on a Corporate hospitality register.

                 If you are in any doubt as to whether or not you may accept a gift you should consult the Legal and compliance team. Under no circumstances should you solicit gifts or entertainment. It is permitted to provide reasonable entertainment

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                 to persons associated with securities or financial
                 organisations or clients provided that both you and the recipient are present.

            (c)  UNDUE INFLUENCE

                 You may not cause or attempt to cause any advisory client to purchase, sell or hold any security for the purpose of creating any personal benefit for your, or a Related Account.

                 If you or a Related Account stand to benefit materially from an investment decision for an advisory client that you are recommending or participating in, you must disclose that interest to the Director, Head of Legal and compliance. Disclosure should be made prior to the investment being made and should be documented.

            (d)  SERVICE AS DIRECTOR ON BOARDS OUTSIDE THE GROUP

                 Investment Staff are prohibited from acting as a director on the boards of publicly traded companies absent a prior authorisation from the Director, Head of Legal and compliance. Such exemption will only be granted if it is determined that the service would not be inconsistent with the interests of Martin Currie Inc's clients.


MARCH 12, 2004